

June 26, 2012

Via Email
Mr. Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

> **Re:** **General Mills, Inc.**
> **Form 10-K for Fiscal Year Ended May 29, 2011**
> **Filed July 8, 2011**
> **Response letter dated May 23, 2012**
> **File No. 1-01185**

Dear Mr. Mulligan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 29, 2011

Note 12 – Business Segment and Geographic Information, page 78

1.  We have reviewed your response to comment 1 in our letter dated April 30, 2012 and it appears that you have more than one operating segment within each of your U.S. Retail and International divisions. Your reporting units appear to be operating segments pursuant to FASB ASC 280-10-50-1. As such, additional disclosure should be provided in accordance with FASB ASC 280-10-50-10. If you believe that the disclosure of aggregated information is appropriate, please provide to us your analysis of the criteria outlined by FASB ASC 280-10-50-11.

2.      Please explain to us how you considered the requirement to report revenues for similar products as part of the footnotes to your financial statements pursuant to FASB ASC 280-10-50-40.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief